Exhibit 1

16 March 2022

British American Tobacco Announces Closing of $2,300,000,000 Notes Offering

British American Tobacco p.l.c. (“BAT”) announces that B.A.T Capital Corporation and B.A.T. International Finance p.l.c. (collectively, the “Issuers”), wholly owned subsidiaries of BAT, have closed today an offering of $2,300,000,000 aggregate principal amount of guaranteed debt securities.

B.A.T Capital Corporation has closed an offering of $1,300,000,000 aggregate principal amount of guaranteed debt securities consisting of (1) $700,000,000 4.742% Notes due 2032; and (2) $600,000,000 5.650% Notes due 2052 (collectively, the “BATCAP Notes”).

The BATCAP Notes are fully and unconditionally guaranteed on a senior and unsecured and joint and several basis by BAT, B.A.T. Netherlands Finance B.V., Reynolds American Inc. (collectively, the “Guarantors”) and B.A.T. International Finance p.l.c.

In addition, B.A.T. International Finance p.l.c. has closed an offering of $1,000,000,000 4.448% Notes due 2028 (the “BATIF Notes” and, together with the BATCAP Notes, the “Notes”).

The BATIF Notes are fully and unconditionally guaranteed on a senior and unsecured and joint and several basis by the Guarantors and B.A.T Capital Corporation.

BAT intends to use the net proceeds of the offering of the Notes for general corporate purposes, including the potential repayment of upcoming maturities.

Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Mizuho Securities USA LLC and SMBC Nikko Securities America, Inc. have acted as joint book-running managers for the offering.

The offering of the Notes has been made under BAT’s existing effective shelf registration statement on file with the Securities and Exchange Commission (the “SEC”), which is available online at www.sec.gov. A final prospectus supplement and an accompanying prospectus describing the terms of the offering and other information relating to the Issuers and the Guarantors have been filed with the SEC. The shelf registration statement, the final prospectus supplement and the accompanying prospectus may be obtained, free of charge, by contacting Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Mizuho Securities USA LLC toll-free at 1-866-171-7403 or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

The final prospectus supplement is also available at:

424B2 (sec.gov)

The shelf registration statement is also available at:

POSASR (sec.gov)

This communication shall not constitute an offer to sell nor a solicitation of an offer to buy the Notes. This offering is being made only pursuant to the Form F-3 registration statement, the prospectus supplement and the accompanying prospectus and only to such persons and in such jurisdictions as is permitted under applicable law.

About British American Tobacco p.l.c.

British American Tobacco is one of the world’s leading consumer products businesses, with brands sold in more than 200 markets. We have strategic combustible and THP brands – Dunhill, Kent, Lucky Strike, Pall Mall, Rothmans, Neo, Newport, Camel (in the U.S.) and Natural American Spirit (in the U.S.) – and over 200 brands in our portfolio, including a growing portfolio of potentially reduced-risk products. We hold robust market positions in each of our regions and have leadership positions in more than 55 markets.

Enquiries:

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British American Tobacco Investor Relations
Mike Nightingale / Victoria Buxton / William Houston / John Harney
+44 (0) 20 7845 1180 / 2012 / 1138 / 1263

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